Apollo Residential Mortgage, Inc.

c/o Apollo Global Management, LLC

9 West 57th Street, 43rd Floor

New York, NY 10019

July 20, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Gowetski, Esq.
Folake Ayoola, Esq.

Re:	Request for Acceleration of Effectiveness
Apollo Residential Mortgage, Inc.
Registration Statement on Form S-11
(File No. 333- 172980)

Dear Ms. Gowetski and Ms. Ayoola:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Apollo Residential Mortgage, Inc. (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-11 (as amended through the date hereof) filed under the Securities Act be accelerated to 4:00 p.m., New York City time, on July 21, 2011, or as soon thereafter as practicable. The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

The disclosure in the filing is the responsibility of the Company. The Company represents to the Securities and Exchange Commission (the “SEC”) that should the SEC or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Company further acknowledges, that the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

[Signature Page Follows]

Very truly yours, Apollo Residential Mortgage, Inc.

By:	/s/ Stuart A. Rothstein
	Name:	Stuart A. Rothstein
	Title:	Chief Financial Officer, Treasurer and Secretary

[Request for Acceleration]